Exhibit 4.2

DESCRIPTION OF the registrant’s registered securities

Class A common stock, par value $0.001 per share (the “Class A”), and class B common stock, par value $0.001 per share (the “Class B”), constitute the common stock of MicroStrategy Incorporated (the “Company”). The following is a description of the Class A, which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description summarizes certain information regarding the Class A set forth in the Company’s Second Restated Certificate of Incorporation (the “Certificate”) and the Company’s Amended and Restated By-laws (the “By-laws”), as well as relevant provisions of the Delaware General Corporation Law (the “DGCL”). The description is qualified in its entirety by reference to the Certificate and the By-laws, which are incorporated by reference to Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, and the applicable provisions of the DGCL.

Authorized Capital Stock

The Company’s authorized capital stock consists of 330,000,000 shares of Class A, 165,000,000 shares of Class B, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Class A Common Stock

Voting Rights. Holders of Class A are entitled to one (1) vote per share. Holders of Class A and Class B vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law or as otherwise expressly specified in the Certificate. The Class A does not have cumulative voting. Directors are elected to the Company’s Board of Directors (the “Board”) by a plurality of the votes cast in such election. Any matters other than the election of directors to be voted upon by the stockholders at a meeting are decided by the affirmative vote of a majority of the votes cast by the holders of the Company’s capital stock entitled to vote, except when a different vote is required by law, the Certificate, or the By-laws. The Company may increase or decrease the number of authorized shares of Class A by action of the Board and the affirmative vote of a majority of the voting power of the Company’s capital stock entitled to vote.

Dividends. Holders of Class A are entitled to receive dividends when and if declared by the Board, out of legally available funds. The Company may not make any dividend or distribution with respect to any class of the Company’s common stock unless at the same time it makes a ratable dividend or distribution with respect to each outstanding share of the Company’s common stock, regardless of class. In the case of a stock dividend or other distribution payable in shares of a class of common stock, only shares of Class A may be distributed with respect to Class A and only shares of Class B may be distributed with respect to Class B, and the number of shares of common stock payable per share must be equal for each class. The Company’s ability to declare, pay, or set aside dividends on the Company’s common stock is subject to any preferential rights, powers, and preferences of any then-outstanding preferred stock.

Subdivision, Consolidation, Reclassification, or Other Changes. None of the shares of any class of the Company’s common stock may be subdivided, consolidated, reclassified, or otherwise changed unless concurrently shares of the other class of common stock are subdivided, consolidated, reclassified, or otherwise changed in the same proportion and manner.

Conversion Rights. Class A has no conversion rights.

Merger. Upon the Company’s merger or consolidation, holders of each class of common stock will be entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ only to the extent that the Class A and Class B differ as provided in the Certificate.

Liquidation. Upon the Company’s dissolution or liquidation, holders of each class of common stock will be entitled to receive ratably all of the Company’s assets available for distribution to stockholders, subject to any preferential rights, powers, and preferences of any then-outstanding preferred stock.

Other Provisions. Holders of Class A are not entitled to preemptive rights. The rights of holders of Class A are subject to the rights, powers, and preferences of holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

The Board is authorized, without further action by the Company’s stockholders, to issue up to 5,000,000 shares of “blank check” preferred stock in one or more series and to fix the voting powers, designations, preferences, and the relative participating, optional, or other special rights, qualifications, limitations, or restrictions of the shares of each series of preferred stock. The issuance of preferred stock could impede the completion of a merger, tender offer, or other takeover attempt.

Provisions that May Have Anti-takeover Effects

Delaware Anti-takeover Law. The Company is a Delaware corporation subject to Section 203 of the DGCL (“Section 203”). Under Section 203, certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such an election), (2) the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before such stockholder became an interested stockholder, (3) upon consummation of the transaction that made such stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer), or (4) the business combination is approved by the board of directors of the corporation and authorized at a meeting by two-thirds of the voting stock, which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, and is approved or not opposed by a majority of the directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Exclusive Forum Provision. Under the By-laws, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware does not have jurisdiction, then any other state court located in the State of Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee, or stockholder of the Company to the Company or its stockholders, (3) any action asserting a claim arising pursuant to a provision of the DGCL, Certificate, or By-laws (in each case, as they may be amended from time to time), or (4) any action asserting a claim governed by the internal affairs doctrine.